UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION

ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive

McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Capital One Financial Corporation Associate Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 20, 2014

Glen Allen, Virginia

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets:

Investments at fair value:
Shares of registered investment companies	$2,507,602,517	$1,692,221,420
Shares of fully benefit-responsive investment contracts	381,703,462	361,896,090
Units of Capital One Pooled Company Stock Fund	330,223,358	271,356,698

Total investments	3,219,529,337	2,325,474,208

Receivables:
Participant notes receivable	96,417,843	75,573,566
Employer contributions	—	5,651,224
Participant contributions	—	4,996,074
Transfer from the Beech Street Capital, LLC 401(k) Plan	4,790,761	—
Transfer from the ING Direct 401(k) and Pension Plans	—	136,387,399

Total receivables	101,208,604	222,608,263

Net assets available for benefits at fair value	3,320,737,941	2,548,082,471
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,970,174)	(18,029,372)

Net assets available for benefits	$3,312,767,767	$2,530,053,099

See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2013	2012
Additions:
Investment income:
Net appreciation (depreciation) of investments, attributable to:
Shares of registered investment companies	$399,356,864	$178,808,518
Units of Capital One Pooled Company Stock Fund	83,855,029	76,728,273
Shares of fully benefit-responsive investment contracts	(1,820,424)	9,073,839
Interest and dividends on investments	76,923,748	40,750,005

Net investment gain	558,315,217	305,360,635
Interest income from participant notes receivable	2,781,653	2,147,253
Contributions:
Employer	205,891,151	160,660,308
Participants	193,570,498	151,641,419
Rollovers	43,295,818	66,281,212

Total contributions	442,757,467	378,582,939

Total additions	1,003,854,337	686,090,827

Deductions:
Benefits paid to participants	224,052,267	156,005,927
Administrative expenses	1,878,163	1,953,011

Total deductions	225,930,430	157,958,938

Net increase in net assets available for benefits	777,923,907	528,131,889

Transfer from the Beech Street Capital, LLC 401(k) Plan	4,790,761	—
Transfer from the ING Direct 401(k) and Pension Plans	—	136,387,399

Net assets available for benefits:
Beginning of year	2,530,053,099	1,865,533,811

End of year	$3,312,767,767	$2,530,053,099

See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

Effective December 31, 2013, the Beech Street Capital, LLC 401(k) Plan (the “Beech Street Plan”), a defined contribution plan, was merged into the Plan. Effective December 31, 2012, the ING Direct 401(k) Savings Plan and ING Direct Pension Plan (the “INGD Plans”), both of which are defined contribution plans, were merged into the Plan. The Company makes contributions to each eligible associate’s account and matches a portion of associate contributions.

The Benefits Committee of the Company is the Plan administrator, and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2013 and 2012 Plan years.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code Section 401(k) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $17,500 for 2013 and $17,000 for 2012. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $5,500. Participants may also contribute amounts representing distributions from other qualified plans as rollover contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution, and (2) two Company matching contributions. The Plan’s contribution structure is summarized in the following table.

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation

2. Company matching contributions

•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals

•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of participation in the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis, and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of employer contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the earnings on those contributions vest immediately. The Company’s basic contributions also vest immediately. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $5,178,182 and $2,006,773 as of December 31, 2013 and 2012, respectively. Forfeitures used to reduce administrative expense totaled $341,010 and $777,094 in 2013 and 2012, respectively.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2013, the Company offered 24 investment options, which are summarized below:

•	BTC LifePath Fund (2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BTC LifePath 2015) represents the year during which the investor will most likely begin to draw income and/or principal out of his or her investment portfolio.

•	Capital One Pooled Company Stock Fund—Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Company’s common stock. The Trustee is also permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

•	Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four rating categories.

•	Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside the U.S. from at least three different foreign countries, including emerging markets.

•	Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

•	Fidelity Capital Appreciation Fund—Monies are primarily invested in common stocks.

•	Goldman Sachs Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

•	Hartford Mid Cap Fund—Monies are primarily invested in common stocks of mid-capitalization companies.

•	Hartford Small Company Fund—Monies are primarily invested in common stocks of small capitalization companies.

•	Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high-quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

•	Lazard Emerging Markets Equity Fund—Monies are primarily invested in equity securities of companies whose principal business activities are located in emerging market countries, with a focus on Latin America, the Pacific Basin and Eastern Europe.

•	Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small capitalization companies.

•	PIMCO Total Return Fund—Monies are invested in all types of bonds, including U.S. government, corporate, mortgage and foreign bonds.

•	Spartan 500 Index Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

•	Wells Fargo Capital Growth Fund—Monies are primarily invested in securities of large-capitalization companies that the manager believes to offer the potential for above-average earnings growth.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through bi-weekly payroll deductions. Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Pooled Company Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Accounting fees are paid by the Company. The majority of administrative expenses of the Plan are offset by forfeitures, with a portion of the remainder paid by the Company.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S (“U.S. GAAP”). Benefits are recorded when paid. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates. Certain prior period amounts have been reclassified to conform to the current period presentation.

Valuation and Income Recognition

The Plan’s investments are reported at fair value and securities transactions are recorded as of the trade-date. The fair value of units in the Capital One Pooled Company Stock Fund is determined based upon the stock price of the last reported sales transaction on the last business day of the Plan year. The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end. The fair value of the Plan’s investments in Lifecycle funds is based on the net asset value per share, without further adjustments, as a practical expedient to fair value. The Plan’s investment in the Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”) and synthetic GICs, as well as cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. These fully benefit-responsive investment contracts are reported at fair value in the Plan’s Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect these investments at contract value. The Statements of Changes in Net Assets Available for Benefits have been prepared on a contract value basis for the years ended December 31, 2013 and 2012.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Recently Issued and Adopted Accounting Guidance

Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value that is intended to provide a converged fair value framework for U.S. GAAP and IFRS. The amended guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. While the amended guidance continues to define fair value as an exit price, it changes some fair value measurement principles and expands the existing disclosure requirements for fair value measurements. The amended guidance is effective for public entities for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance requires prospective application and disclosure in the period of adoption of the change, if any, in valuation techniques and related inputs resulting from application of the amendments and quantification of the total effect, if practicable. The Plan adopted this guidance on January 1, 2012. The Plan’s adoption of this guidance did not affect the Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits. See “Note 4—Fair Value Measurement” for additional information and related disclosures regarding fair value measurements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2013 is included in the Schedule H, Line 4i – Schedule of Assets (Held at End of Year). The table below presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2013 and 2012.

	December 31,
	2013	2012
Stable Value Fund	$381,703,462	$361,896,090
Spartan 500 Index Fund	365,547,543	251,368,716
Capital One Pooled Company Stock Fund	330,223,358	271,356,698
Dodge & Cox International Stock Fund	220,032,164	152,153,987
Dodge & Cox Balanced Fund	190,919,011	140,150,307
PIMCO Total Return Fund	177,912,209	189,181,796

Fully Benefit-Responsive Investment Contracts

The Stable Value Fund (the “Fund”) invests primarily in investment contracts such as traditional guaranteed investment contracts (“GICs”) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula). The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

The Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2013 or 2012. The average yield for the investment contracts based on actual earnings was 1.30% and 0.91% for 2013 and 2012, respectively. This average yield represents the annualized earnings of all investments in the Fund during each year divided by the fair value of all investments in the Fund. The average yield adjusted to reflect the actual interest rate credited to participants was 1.75% and 2.13% for 2013 and 2012, respectively. The average credited yield represents the annualized earnings credited to participants in the Fund during each year divided by the fair value of all investments in the Fund.

Note 4—Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of an asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

•	Level 1—	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2—	Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active or models using inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—	Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

Level 1, 2 and 3 Valuation Techniques

The valuation of financial instruments is classified as Level 1 when it is determined based on quoted prices in active markets for identical assets or liabilities. The valuation is classified as Level 2 when it is determined based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. The valuation is classified as Level 3 when it is determined based on the use of pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable and the determination of the fair value requires significant management judgment or estimation. The accounting guidance for fair value requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized in determining fair value.

The determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy is performed at the end of each reporting period, taking into consideration all available information, including observable market data, indications of market liquidity and orderliness, and the valuation techniques and significant inputs. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instrument’s fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

The following tables display the Plan’s assets measured on the Statements of Net Assets Available for Benefits at fair value on a recurring basis as of December 31, 2013 and 2012:

Financial Assets Measured at Fair Value on a Recurring Basis

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Lifecycle investment funds	$—	$667,070,587	$—	$667,070,587
Balanced funds	368,831,220	—	—	368,831,220
Value funds	513,391,210	—	—	513,391,210
Index funds	365,547,543	—	—	365,547,543
Growth funds	284,775,723	—	—	284,775,723
International funds	220,032,164	—	—	220,032,164
Other funds	87,954,070	—	—	87,954,070

Total mutual funds	1,840,531,930	667,070,587	—	2,507,602,517
Fully benefit-responsive investment contracts:
Stable Value Fund	—	381,703,462	—	381,703,462
Common stock:
Financial services	330,223,358	—	—	330,223,358

Total investments at fair value	$2,170,755,288	$1,048,774,049	$—	$3,219,529,337

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Lifecycle investment funds	$—	$370,508,475	$—	$370,508,475
Balanced funds	329,332,103	—	—	329,332,103
Value funds	322,490,143	—	—	322,490,143
Index funds	251,368,716	—	—	251,368,716
Growth funds	188,021,154	—	—	188,021,154
International funds	152,153,987	—	—	152,153,987
Other funds	78,346,842	—	—	78,346,842

Total mutual funds	1,321,712,945	370,508,475	—	1,692,221,420
Fully benefit-responsive investment contracts:
Stable Value Fund	—	361,896,090	—	361,896,090
Common stock:
Financial services	271,356,698	—	—	271,356,698

Total investments at fair value	$1,593,069,643	$732,404,565	$—	$2,325,474,208

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

Level 3 Instruments Only

The following table displays changes during 2013 and 2012 in wrapper contracts measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Changes in Fair Value
Fair value of wrapper contracts held within the Stable Value Fund:
Balance as of December 31, 2011	$194,999
Total unrealized gains/(losses)	(194,999)

Balance as of December 31, 2012	—
Total unrealized gains/(losses)	—

Balance as of December 31, 2013	$—

Level 3 Valuation Techniques

The fair value of wrapper contracts is determined based on the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating. Because the replacement cost of the wrapper contracts held by the Plan at December 31, 2013 did not exceed the current wrap fee, the fair value of these assets was zero as of December 31, 2013. Certain other disclosures related to the fair value of the wrapper contracts have not been presented since the fair value of the contracts is not material to the Plan’s investment in the Stable Value Fund.

Note 5—Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6—Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 19, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”); therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Because the Plan is being operated in compliance with the applicable requirements of the Code, the Plan administrator believes that the Plan is qualified and the related trust is tax exempt.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

Note 7—Transactions with Parties-in-Interest

Transactions involving the investments presented below, which reflect the fair value as of December 31, 2013 and 2012, are considered to be party-in-interest transactions for which a statutory exception exists.

	December 31,
	2013	2012
Capital One Pooled Company Stock Fund	$330,223,358	$271,356,698
Fidelity Capital Appreciation Fund	154,249,864	89,859,751
Participant notes receivable	96,417,843	75,573,566
Fidelity BrokerageLink	18,806,476	12,651,400

Note 8—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2013 and 2012 per the financial statements to the net assets available for benefits per the Form 5500:

	December 31
Net assets available for benefits:	2013	2012
Net assets available for benefits, per the financial statements	$3,312,767,767	$2,530,053,099
Transfer from the ING Direct 401(k) and Pension Plans	—	(136,387,399)
Adjustment from contract value to fair value for fully benefit-responsive investment	7,970,174	18,029,372
Benefits payable to participants	(3,533,153)	(3,863,899)
Deemed loan distributions	(85,466)	(80,080)

Net assets available for benefits, per the Form 5500	$3,317,119,322	$2,407,751,093

The following table presents a reconciliation of benefits paid to participants for the years ended December 31, 2013 and 2012 per the financial statements to benefits paid to participants per the Form 5500:

	December 31
Benefits paid to participants:	2013	2012
Benefits paid to participants, per the financial statements	$224,052,267	$156,005,927
Benefits payable to participants at end of year	3,533,153	3,863,899
Benefits payable to participants at beginning of year	(3,863,899)	(467,463)
Reversal of prior year deemed loan distributions	(80,080)	(95,701)
Deemed loan distributions	85,466	80,080

Benefits paid to participants, per the Form 5500(1)	$223,726,907	$159,386,742

(1)	Includes corrective distributions and deemed loan distributions.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements (Continued)

The following table presents a reconciliation of net investment gains for the years ended December 31, 2013 and 2012 per the financial statements to the net investment gains per the Form 5500:

	December 31
Net investment gains (losses):	2013	2012
Net investment gains, per the financial statements	$558,315,217	$305,360,635
Interest income from participant notes receivable	2,781,653	2,147,253
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment	(18,029,372)	(16,793,698)
Adjustment from contract value to fair value for fully benefit-responsive investment	7,970,174	18,029,372

Net investment gains, per the Form 5500	$551,037,672	$308,743,562

Note 9—Subsequent Events

In accordance with U.S. GAAP, the Plan evaluates subsequent events that have occurred after the statement of net assets available for benefits date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Plan evaluated subsequent events through June 20, 2014, the financial statement issuance date.

Based on the evaluation, the Plan did not identify any recognized or non-recognized subsequent events that would have required adjustment to the financial statements.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan

Employer Identification Number 54-1719854; Plan Number 002

Schedule H—Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies:
	Spartan 500 Index Fund	5,581,731	shares	$365,547,543
	Dodge & Cox International Stock Fund	5,112,271	shares	220,032,164
	Dodge & Cox Balanced Fund	1,942,208	shares	190,919,011
	PIMCO Total Return Fund	16,642,863	shares	177,912,209
*	Fidelity Capital Appreciation Fund	4,263,401	shares	154,249,864
	Hartford Mid Cap Fund	5,401,781	shares	153,572,640
	Goldman Sachs Large Cap Value Fund	8,991,560	shares	148,450,655
	Wells Fargo Capital Growth Fund	5,879,543	shares	130,525,859
	Hartford Small Company Fund	4,162,285	shares	110,009,202
	BTC Lifepath 2035	8,353,351	shares	106,501,055
	BTC Lifepath 2040	8,145,655	shares	103,449,005
	Northern Small Cap Value	4,875,359	shares	101,358,713
	BTC Lifepath 2045	7,522,432	shares	95,252,791
	BTC Lifepath 2030	7,099,574	shares	90,753,849
	BTC Lifepath 2050	6,037,424	shares	77,193,289
	BTC Lifepath 2025	5,747,002	shares	73,536,914
	Lazard Emerging Markets Equity Fund	3,703,674	shares	69,147,594
	BTC Lifepath 2020	3,471,090	shares	44,381,709
	BTC Lifepath 2055	2,584,591	shares	34,840,284
	BTC Lifepath 2015	2,220,546	shares	28,266,660
	BTC Lifepath Retirement	973,019	shares	12,895,031

	Total registered investment companies	118,711,360		2,488,796,041

*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink (1)	Various mutual funds and common stocks		18,806,476
	Fully benefit-responsive investment contracts:
	Stable Value Fund	27,859,320	shares	381,703,462
*	Capital One Pooled Company Stock Fund:
	Corporate common stock	4,243,775	shares	324,994,401
	Interest-bearing cash	5,228,957	par	5,228,957

	Total Capital One Pooled Company Stock Fund			330,223,358

	Total investments			3,219,529,337

*	Participant notes receivable, maturing through 2032	3.25%-9.25% interest rates		96,417,843

	Total as of December 31, 2013			$3,315,947,180

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity BrokerageLink accounts are issued by a party-in-interest to the Plan.

Note: Column (d) is not applicable as all investments are participant-directed.

See report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:	/s/ JORY A. BERSON
Name:	Jory A. Berson
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 20, 2014